UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)

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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Update on Argo Labs dated 19 January 2022

Press Release

19 January 2022

Argo Blockchain PLC

("Argo" or "the Company")

Update on Argo Labs

Argo Blockchain Plc (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, is pleased to announce an update on Argo Labs, its in-house innovation arm established to identify opportunities within the disruptive and innovative sectors of the cryptocurrency ecosystem while supporting the decentralization of various blockchain protocols. Argo has allocated approximately 10% of the Company's crypto assets in its "HODL" to Argo Labs.

Argo Labs is primarily focused on two key areas: network participation and strategic diversification through the efficient deployment of the Company's crypto treasury assets. Network participation consists of providing infrastructure support, running nodes and validators, and staking innovative projects. Efficient deployment of the Company's crypto treasury assets includes, among other things, supporting early-stage projects and participating in decentralized finance (DeFi), as well as the NFT & metaverse ecosystem, in each case in furtherance of the Company's general business operations.

Coinciding with this update, the Company is pleased to announce the appointment of Vakeesan Mahalingam, CFA, as Head of Argo Labs. With over 8 years of experience in the investment industry, and 3 years in consultancy, including working with crypto startups, Vakeesan is well versed to lead this new division of Argo Blockchain. Vakeesan will be overseeing a multi-talented, dynamic team of blockchain network experts and technologists and will oversee the growth and development of Argo Labs.

Vakeesan Mahalingam, Head of Argo Labs, said: "Our vision at Argo Labs is to support the Company's mining efforts by engaging with the disruptive and innovative sectors of the crypto ecosystem. We are committed to growing all facets of this industry, and look forward to spearheading this effort alongside my talented colleagues."

Peter Wall, Chief Executive of Argo and Interim Chairman, said: "Argo has long been a supporter of the proliferation of crypto and blockchain technology. Argo Labs gives us the opportunity to integrate cryptocurrencies into existing financial infrastructure, gain exposure to the wider digital asset ecosystem, and provide long-term value to our shareholders."

Forward-Looking Information

This announcement contains forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs, or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations.  These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company proposes to operate.  Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future.  Forward-looking statements are not guarantees of future performance.  Accordingly, there are or will be important factors that could cause the Company's actual results, prospects, and performance to differ materially from those indicated in these statements.  In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods.

These forward-looking statements speak only as of the date of this announcement.  Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906

About Argo
Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the NASDAQ Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 January, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel